FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 28, 2002

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [X]     Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]     No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ____________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: October 28, 2002	By _______________________________________ Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated October 28, 2002

1.     Amersham plc 3rd Quarter Trading Statement.

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK

T + 44 (0) 1494 544 000 F + 44 (0) 1494 543 588 www.amersham.com

News Release

Amersham plc delivers seven per cent sales growth in third quarter

Remains on track to meet full year targets

London, 28 October 2002. In the three months ended 30 September 2002, Amersham plc (LSE, NYSE, OSE: AHM) achieved sales of £378 million (2001: £367 million), up seven per cent at constant exchange rates and excluding discontinued business. Both Amersham Health and Amersham Biosciences performed well, with medical diagnostics and protein separations continuing to drive growth. Sales for the first nine months ended 30 September 2002 were £1,190 million (2001: £1,150 million), representing growth of seven per cent in Amersham Health and Amersham Biosciences.

Sales in Amersham Health in the third quarter were £222 million (2001: £216 million), up seven per cent. Medical diagnostics continued to grow strongly, led by the higher margin patented products Myoview™, Visipaque™ and Omniscan™. As anticipated, sales in Japan continued to be impacted by Government price cuts introduced earlier this year, although the number of diagnostic procedures continues to grow.

Sales in Amersham Biosciences were £156 million (2001: £151 million), up seven per cent. Growth in protein separations improved in the third quarter and further acceleration is expected in the final quarter of the year. Discovery systems continued to show modest growth, affected by ongoing lower spend on instrumentation in the pharmaceutical sector but there was good sales growth in reagents and consumables.

Sir William Castell, Chief Executive, Amersham plc, said, “This is a good performance which reflects the breadth of our product offering and the strength of our market positions. Patented product sales in Amersham Health were up 24 per cent in the quarter and protein separations sales increased 13 per cent. In discovery systems, lower instrument sales continue to be more than offset by strong demand for higher margin reagents. The final quarter is always a key period for sales in our Biosciences business but after a good performance for Amersham in the first nine months, we remain on track to meet our full year targets.”

All growth rates stated at constant exchange and excluding discontinued business.

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.6 billion (US $2.3 billion) in 2001 and has 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

Amersham — bringing vision to medical discovery
For more information, visit our website at www.amersham.com

- ends -

Enquiries:

UK
Dr Lynne Gailey (Media)	+44 (0)1494 542 050
Dr Graeme Holland (Media)	+44 (0)1494 542 115
Alexandra Morris (Investors)	+44 (0)1494 542 051

US
Tracy Cheung (Media and investors)	+1 732 457 8684

Norway
Nancy Thingstad (Media)	+47 23 18 5138

Cautionary statement for purposes of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995
 The Private Securities Litigation Reform Act of 1995 provides for a “safe harbor” for forward-looking statements. This press release contains certain forward-looking statements, which reflect the Company’s views about future events and financial performance. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

i.	Changes in demand for the products of Amersham plc worldwide or the markets for those products, as well as changes in management’s expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products.

ii.	Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and

iii.	Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Readers should also review the statements included in “Item 3. Key Information. D. Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the United States Securities and Exchange Commission (File No. 1-14710) for a discussion of additional factors or events which could cause actual results to differ materially from those projected or implied in any forward-looking statements.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.